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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                                                                                                        January  2003

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  FORM 45-102F2 for the dates of 2/28, 3/7, 7/28/ 9/10

2.  Early Warning Report, 2/27 and 3/5

3.  Form 13-502F1, For year ended 8/31/2004

4.  Notice of Meeting, Information circular, and proxy, incorporated by reference to Form 20F as filed with the SEC on October 24, 2003.

5. Annual Information Form, incorporated by reference to Form 20F as filed with the SEC on October 24, 2003.

6.  Audited Financial Statements, incorporated by reference to Form 20F as filed with the SEC on October 24, 2003.

7.  Underwriting Agreement

8.  Recipient Agencies

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing  the  information  contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.    Yes ___     No xxx

SEC 1815 (11-2002)     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.      Desert Sun Mining Corp. (“Desert Sun”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 18, 2003 of 4,376,065 units, Desert Sun was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto, Ontario this 28th day of February 2003.

DESERT SUN MINING CORP.

By:        “Stan Bharti”

Stan Bharti, President

INSTRUCTIONS:

1.      If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.      If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.      Desert Sun Mining Corp. (“Desert Sun”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 28, 2003 of 325,000 units, Desert Sun was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto, Ontario this 7th day of March 2003.

DESERT SUN MINING CORP.

By:        “Stan Bharti”

Stan Bharti, President

INSTRUCTIONS:

1.      If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.      If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.      Desert Sun Mining Corp. (“Desert Sun”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 22, 2003 of 4,545,455 Units, each unit consisting of one common share and one-half of one warrant to purchase a common share of Desert Sun, Desert Sun was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto, Ontario this 28th day of July 2003.

DESERT SUN MINING CORP.

By: “Stan Bharti”

Stan Bharti

President and Chief Executive Officer

INSTRUCTIONS:

1.      If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.      If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

Complete 1. or 2.

1.      Desert Sun Mining Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 10, 2003 of 8,115,000 common shares of Desert Sun Mining Corp., Desert Sun Mining Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto, Ontario this 10th day of September 2003.

DESERT SUN MINING CORP.

By: “Stan Bharti”

Stan Bharti

President and Chief Executive Officer

INSTRUCTIONS:

1.      If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.      If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

EARLY WARNING REPORT

Securities Act

1.      Name and address of Offeror

Prudent Bear Funds, Inc.

Suite 300, 8140 Walnut Hill Lane

Dallas, Texas

USA 75231

2.      Name of Issuer

Desert Sun Mining Corp.

3.      Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror

     The Offeror acquired control over 1,500,000 common shares of the Issuer (representing 5.7% of the Issuer’s outstanding common shares) and warrants to purchase a further 1,500,000 common shares. The warrants are exercisable at a price of $1.25 per share on or before August 18, 2004.

4.      Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

Upon completion of the acquisition the Offeror has ownership of and control over a total of 2,500,000 common shares (representing 9.5% of the Issuer’s outstanding common shares) together with:

•      warrants to purchase 600,000 common shares exercisable at a price of $0.50 per share on or before August 26, 2004; and

•      warrants to purchase 1,500,000 common shares exercisable at a price of $1.25 per share on or before August 18, 2004.

If the warrants were exercised, the Offeror would have control over 4,600,000 common shares of the Issuer representing 16.1 % of the Issuer’s then outstanding common shares.

5.      Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has (i) ownership and control, (ii) ownership but control is held by other persons or companies other than the Offeror or any joint actors, and (iii) exclusive or shared control but does not have ownership

The Offeror, together with any joint actors, has (i) ownership of and control over, (ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors, and (iii) exclusive or shared control over but does not have ownership of, a total of 2,500,000 common shares (representing 9.5% of the Issuer’s outstanding  common shares) together with warrants to purchase an additional 2,100,000 common shares. If the warrants were exercised, the Offeror would have control over 4,600,000 common shares of the Issuer representing 16.1% of the Issuer’s then outstanding common shares.

6.     Name of the market in which the acquisition took place

The shares and warrants were acquired from the Issuer pursuant to the closing of a  private placement.

7.      Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer’s securities

The Offeror and any joint actors acquired the shares and warrants for investment purposes.  Presently the Offeror does not have any intention of acquiring any further securities of the Issuer but may acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances.

8.      General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities

In connection with the acquisition of the common shares and warrants the Offeror entered into a private placement subscription agreement with the Issuer. Pursuant to the agreement the Offeror paid the Issuer CDN$ 1,500,000 (CDN$1.00 for one share and one warrant) in consideration of the securities acquired.

9.      Names of all joint actors in connection with the acquisition

The acquisition was made by Prudent Bear Fund, a mutual fund controlled by the Offeror.

10.      If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

The Offeror paid the Issuer a total of CDN$ 1,500,000 (CDN$1.00 for one share and one warrant) in consideration of the securities acquired.

11.      Description of any change in any material fact set out in a previous report

N/A

DATED this 27th day of February, 2002.

PRUDENT BEAR FUNDS, INC.

Per:      (signed) David W. Tice

Signature

David W. Tice

Name of Senior Officer

Portfolio Manager

Position

AMENDED

EARLY WARNING REPORT

Securities Act

1.      Name and address of Offeror

Prudent Bear Funds, Inc.

Suite 300, 8140 Walnut Hill Lane

Dallas, Texas

USA 75231

2.      Name of Issuer

Desert Sun Mining Corp.

3.      Designation, number (or principal amount) and percentage of securities acquired(ownership of or control over) by Offeror

The Offeror acquired control over 1,500,000 common shares of the Issuer (representing 5.7% of the Issuer’s outstanding common shares) and warrants to purchase a further 750,000 common shares. The warrants are exercisable at a price of $1.25 per share on or before August 18, 2004.

4.      Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

Upon completion of the acquisition the Offeror has ownership of and control over a total of 2,500,000 common shares (representing 9.5% of the Issuer’s outstanding common shares) together with:

•      warrants to purchase 600,000 common shares exercisable at a price of $0.50 per share on or before August 26, 2004; and

•     warrants to purchase 750,000 common shares exercisable at a price of $1.25 per share on or before August 18, 2004.

If the warrants were exercised, the Offeror would have control over 3,850,000 common shares of the Issuer representing 13.9 % of the Issuer’s then outstanding common shares.

5.      Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has (i) ownership and control, (ii) ownership but control is held by other persons or companies other than the Offeror or any joint actors, and (iii) exclusive or shared control but does not have ownership

The Offeror, together with any joint actors, has (i) ownership of and control over, (ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors, and (iii) exclusive or shared control over but does not have ownership of, a total of 2,500,000 common shares (representing 9.5% of the Issuer’s outstanding common shares) together with warrants to purchase an additional 1,350,000 common shares. If the warrants were exercised, the Offeror would have control over 3,850,000 common shares of the Issuer representing 13.9% of the Issuer’s then outstanding common shares.

6.     Name of the market in which the acquisition took place

The shares and warrants were acquired from the Issuer pursuant to the closing of a  private placement.

7.     Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer’s securities

The Offeror and any joint actors acquired the shares and warrants for investment purposes. Presently the Offeror does not have any intention of acquiring any further securities of the Issuer but may acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances.

8.      General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities

In connection with the acquisition of the common shares and warrants the Offeror entered into a private placement subscription agreement with the Issuer. Pursuant to the agreement the Offeror paid the Issuer CDN$ 1,500,000 (CDN$1.00 for one share and one-half of a warrant) in consideration of the securities acquired.

9.     Names of all joint actors in connection with the acquisition

The acquisition was made by Prudent Bear Fund, a mutual fund controlled by the Offeror.

10.     If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

The Offeror paid the Issuer a total of CDN$ 1,500,000 (CDN$1.00 for one share and one-half of a warrant) in consideration of the securities acquired.

11.     Description of any change in any material fact set out in a previous report

N/A

DATED this 5th day of March, 2003.

PRUDENT BEAR FUNDS, INC.

Per:      (signed) David W. Tice

     Signature

David W. Tice

Name of Senior Officer

Portfolio Manager

Position

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:      DESERT SUN MINING CORP.

Participation Fee for the

Financial Year Ending:      AUGUST 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer’s most recent financial year	32,868,484
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X	$0.9117
Market value of class or series =
		$29,966,197 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

		(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): [Provide details of how determination was made.]		(B)
(Repeat for each class or series of corporate debt or preferred shares)		(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$29,966,197

Total fee payable in accordance with Appendix A of the Rule		$2,500

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
Contributed surplus
Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
Long term debt (including the current portion)
Capital leases (including the current portion)
Minority or non-controlling interest
Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)
Any other item forming part of shareholders’ equity and not set out specifically above

Total Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities: If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer’s most recent financial year

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year.     X

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X
(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) =

Capitalization (add market value of all classes and series of securities)

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
Contributed surplus
Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
Long term debt (including the current portion)
Capital leases (including the current portion)
Minority or non-controlling interest
Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)
Any other item forming part of shareholders’ equity and not set out specifically above

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X

Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

Notes and Instructions

1.

This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2.

The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers.  The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3.

All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand.  Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer’s last financial year, if applicable.

4.

A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5.

The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6.

Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year.  If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7.

Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

UNDERWRITING AGREEMENT

November 3, 2003

Desert Sun Mining Corp.

65 Queen Street West

Suite 810

Toronto, Ontario

M5H 2M5

Attention:   Stan Bharti, President and Chief Executive Officer

Dear Sirs:

Sprott Securities Inc, Griffiths McBurney & Partners and CIBC World Markets Inc. (collectively, the "Underwriters") hereby offer to purchase from Desert Sun Mining Corp. (the "Company"), and the Company agrees to issue and sell to the Underwriters, 8,823,530 units (the "Offered Securities"). Each unit (a "Unit") shall consist of one common share in the capital of the Company and one half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") shall be issued pursuant to and subject to the terms of a warrant indenture (the "Warrant Indenture") to be dated as of the Closing Date (as hereinafter defined) between the Company and Equity Transfer Services Inc. Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") at a price of $2.50 until 5:00 p.m. (Toronto time) on the date which is five years following the Closing Date. The offering of the Offered Securities (which term shall include any additional units to be purchased in the event of the exercise of the Option (as defined below) by the Company is hereinafter referred to as the "Offering".

The Underwriters shall have an option (the "Option"), which Option may be exercised in the Underwriters' sole discretion and without obligation, to purchase up to an additional 2,941,177 Units which, if subscribed for hereunder, shall be deemed to form part of the Offered Securities for the purposes hereof. The Option shall be exercisable by the Underwriters at any time prior to the Time of Closing (as hereinafter defined) by delivering written notice to the Company prior to the Time of Closing, after which time the Option shall be void and of no further force and effect.

In consideration of the Underwriters' services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the Offered Securities including the Preliminary Prospectus and the Final Prospectus (in each case as hereinafter defined), distributing the Offered Securities, directly and through other investment dealers and brokers, and performing administrative work in connection with the Offering, the Company agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters.

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.     Interpretation

1.1      Definitions: Unless expressly provided otherwise, where used in this agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"Applicable Securities Laws" means, collectively, the applicable securities laws of each of the Qualifying Provinces, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable policy statements issued by the Securities Commissions thereunder and the securities legislation of and policies issued by each other relevant jurisdiction;

"Closing Date" means November 20, 2003 or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than December 4, 2003;

"Common Shares" means the common shares in the capital of the Company comprising part of the Units;

"Company" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"Company's Information Record" means all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document of the Company which has been filed by or on behalf of the Company pursuant to Applicable Securities Laws or otherwise;

"Eligible Issuer" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer the securities using a short form prospectus;

"Exchange" means the Toronto Stock Exchange;

"Feasibility Report" means the feasibility study of SNC-Lavalin Engineers and Constructors Inc. entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil Feasibility Report" filed on SEDAR on October 8, 2003;

"Final Prospectus" means the (final) short form prospectus of the Company qualifying the Offered Securities and the materials incorporated therein by reference;

"including" means including without limitation;

"material change" means a material change for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a change in the business, operations or capital of the Company and the Material Subsidiaries, on a consolidated basis, that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the Company's board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

"material fact" means a material fact for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

"Material Subsidiaries" means collectively, DSM Participates Ltd. ("DSM Brazil") and

Jacobina Mineragao Comercia SA ("JMC");

"misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"NI 44-101" means National Instrument 44-101- Short Form Prospectus Distributions',

"NP 43-201" means National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms',

"Offered Securities" shall have the meaning ascribed thereto in the first paragraph of this agreement and shall, if applicable, include any additional Units in respect of which the Option may be exercised;

"Offering" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"Offering Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"Option" shall have the meaning ascribed thereto in the second paragraph of this agreement;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Preliminary Prospectus" means the preliminary short form prospectus of the Company prepared in connection with the qualification of the Offered Securities and the materials incorporated therein by reference;

"Purchasers" means, collectively, each of the purchasers of Offered Securities arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

"Qualifying Provinces" means, collectively, each of the provinces of Canada;

"Securities Commissions" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces;

"Selling Group" means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the fourth paragraph of this agreement;

"subsidiary" shall have the meaning ascribed thereto in the Securities Act (Ontario);

"Supplementary Material" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Offered Securities and any material incorporated therein by reference;

"Survival Limitation Date" means the later of:

(i)     the second anniversary of the Closing Date; and

(ii)     the latest date under the Applicable Securities Laws relevant to a Purchaser (nonresidents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

"Time of Closing" means 8:00 a.m. (Toronto time) on the Closing Date;

"Underwriters" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"Underwriting Fee" means the fee payable to the Underwriters as specified in Schedule "A" hereto;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"Units" shall have the meaning ascribed thereto in the first paragraph of this agreement; "Warrant" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"Warrant Indenture" shall have the meaning ascribed thereto in the first paragraph of this agreement; and

"Warrant Share" shall have the meaning ascribed thereto in the first paragraph of this agreement.

1.2      Division and Headings: The division of this agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this agreement.

1.3      Governing Law: This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.4      Currency: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5      Schedules: The following are the schedules attached to this agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein: Schedule "A" -Details of the Offering; Schedule "B" - Opinion of Company's Counsel; Schedule "C" - Terms for Offering to U.S. Purchasers; and Schedule "D" - Outstanding Convertible Securities.

2.     Nature of Transaction

2.1      Each Purchaser resident in a Qualifying Province shall purchase the Offered Securities pursuant to the Final Prospectus. Except as set forth in Section 3.3, each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws. The Company hereby agrees to secure compliance with all applicable securities regulatory requirements of the Qualifying Provinces on a timely basis in connection with the distribution of the Offered Securities to Canadian Purchasers. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Company also agrees to file within the periods stipulated under Applicable Securities Laws outside of Canada and at the Company's expense all private placement forms required to be filed by the Company and the Purchasers, respectively, in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws outside of Canada, if applicable. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

3.     Covenants and Representations of the Underwriters

3.1     Each Underwriter severally covenants with the Company that it will (and will use its best efforts to cause the members of the Selling Group to):

(i)     conduct activities in connection with arranging for the sale and distribution of the Offered Securities in compliance with all Applicable Securities Laws and the provisions of this agreement;

(ii)     not, directly or indirectly, sell or solicit offers to purchase the Offered Securities or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company with regulatory requirements under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the Qualifying Provinces);

(iii)     use all reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Offered Securities as soon as practicable; and

(iv)     upon the Company obtaining the necessary receipts therefor from each of the Securities Commissions, deliver one copy of the Final Prospectus and any Supplementary Material to each of the Purchasers.

3.2     Sprott Securities Inc. shall notify the Company when, in its opinion, the Underwriters and Selling Group have ceased distribution of the Offered Securities and, if required for regulatory compliance purposes, provide a breakdown of the number of Offered Securities distributed and proceeds received (A) in each of the Qualifying Provinces and (B) in any other jurisdictions.

3.3     Each Underwriter severally covenants with the Company that it will only solicit purchasers of Offered Securities in the United States in accordance with Schedule "C" to this agreement.

4.     Representations, Warranties and Covenants of the Company

4.1     The Company hereby represents, warrants and covenants to and with the Underwriters and the Purchasers that:

4.1.1     General Matters

(a)     each of the Company and the Material Subsidiaries has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own its properties and assets and the Company has all requisite corporate power and authority to carry out its obligations under this agreement, the Offering Documents and the Warrant Indenture;

(b)     to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any of its Material Subsidiaries;

(c)     the Company has no subsidiaries other than as listed below, the Company does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any company other than such subsidiaries and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of such subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the subsidiaries listed below or any other security convertible into or exchangeable for any such shares;

Name	Jurisdiction of Incorporation	Beneficial Equity/ Voting Ownership
DSM Participacoes Ltd.	Brazil	100%
Desert Sun de Mexico S.R.L. de C.V.	Mexico	100%
Jacobina Mineração Comérica SA	Brazil	100%

(d)     Desert Sun de Mexico S.R.L. de C.V. does not have any material assets or liabilities nor is it party to any Material Agreement.

(e)     all necessary corporate action has been taken or will have been taken prior to the Time of Closing by the Company so as to (a) validly issue the Common Shares as fully paid and non-assessable securities in the capital of the Company; (b) validly create, authorize and issue the Warrants; and (c) allot, reserve and authorize the issuance of the Warrant Shares, as fully paid and non-assessable securities in the capital of the Company;

(f)     the authorized capital of the Company consists of an unlimited number of common shares, of which, as of November 1, 2003, 44,205,336 were outstanding as fully paid and non-assessable shares in the capital of the Company;

(g)     the currently issued and outstanding common shares of the Company are listed and posted for trading on the Exchange and no order ceasing or suspending trading in any securities of the Company or prohibiting the trading of any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, threatened;

(h)     the definitive forms of certificates representing the Common Shares and the Warrants are or will be at the Time of Closing in proper form under the laws of Canada and do or will at the Time of Closing comply with the requirements of the Exchange and do not or will not at the Time of Closing conflict with the constating documents of the Company;

(i)     the audited consolidated financial statements of the Company as at and for the year ended August 31, 2002 and the unaudited interim consolidated financial statements as at and for the nine month period ended May 31, 2003 (collectively, the "Financial Statements") (i) have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company and DSM Brazil (on a consolidated basis) as at such dates and results of operations of the Company and DSM Brazil (on a consolidated basis) for the periods then ended, and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and other than for stock based compensation reporting, there has been no change in accounting policies or practices of the Company since August 31, 2002;

(j)     the Company has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(k)     except as disclosed in the Financial Statements, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and the Material Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact of the Company and the Material Subsidiaries (taken as a whole) or result in an adverse material change to the Company and the Material Subsidiaries (taken as a whole). All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company and the Material Subsidiaries (taken as a whole) or result in an adverse material change to the Company and the Material Subsidiaries (taken as a whole). To the best of the knowledge of the Company, no examination of any tax return of the Company and the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company and the Material Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company and the Material Subsidiaries (taken as a whole) or result in an adverse material change to the Company and the Material Subsidiaries (taken as a whole);

(l)     the auditors of the Company who audited the consolidated financial statements of the Company for the year ended August 31, 2002 and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws;

(m)     there has never been a reportable disagreement (within the meaning of National Policy No. 31) with the present or former auditors of the Company or the Material Subsidiaries;

(n)     as at the Closing Date, except as set forth in Schedule "D" to this Agreement, no holder of outstanding securities of the Company will be entitled to any preemptive or any similar rights to subscribe for any of the common shares or other securities of the Company and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Company are outstanding;

(o)     no legal or governmental proceedings are pending to which the Company or any Material Subsidiary is a party or to which its property is subject that would result individually or in the aggregate in any material adverse change in the operation, business or condition of the Company and the Material Subsidiaries (taken as a whole) and to the best knowledge of the Company no such proceedings have been threatened against or are contemplated with respect to the Company, the Material Subsidiaries or their respective properties;

(p)     each of the Company and the Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business (including, without limitation, all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including, but not limited to relevant exploration and exploitation permits and concessions) and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a material adverse effect on the Company and the Material Subsidiaries (taken as a whole);

(q)     the Company or a Material Subsidiary is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to as owned by it in the Company's Information Record, all agreements under which the Company or a Material Subsidiary holds an interest in a property, business or asset are in good standing according to their terms except where the failure to be in such good standing does not and will not have a material adverse effect on the Company (on a consolidated basis) or its properties, business or assets, and no portion of the Company's Information Record contained a misrepresentation as at its date of public dissemination;

(r)     the Company is, and will be at the Time of Closing, an Eligible Issuer and a "reporting issuer" not included in a list of defaulting reporting issuers maintained by the Securities Commissions in each of the Qualifying Provinces; the Company will use all reasonable efforts to maintain its status as a reporting issuer not in default for a period of at least five years from the Closing Date unless the Company ceases to be a reporting issuer by reason of a take-over bid or other form of business combination. In particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(s)     the execution and delivery of each of this agreement, the Warrant Indenture and all other contracts, agreements or instruments required in connection with the issue and distribution of the Offered Securities and the performance of the transactions contemplated thereunder, the offering and sale of the Offered Securities at the Time of Closing and any compliance by the Company with the other provisions of each of such agreements to be complied with by it does not and will not:

(i)     result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(1)     any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Company or any Material Subsidiary or any material indenture, agreement or instrument to which the Company or any Material Subsidiary is a party or by which it or they are contractually bound; or

(2)     any statute, rule, regulation or law applicable to the Company, or any Material Subsidiary including, without limitation, the Applicable Securities Laws of the Offering Jurisdictions, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Material Subsidiary; or

(3)     any material mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or a material portion of the assets of the Company or any Material Subsidiary are bound (a "Material Agreement"), or any judgment, decree, order, statute, rule or regulation applicable to any of them; and

(ii)     give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Company or any Material Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

(t)     this agreement, the Warrant Indenture and all other contracts, agreements or instruments required in connection with the issue and distribution of the Offered Securities shall be, prior to the Closing Date, duly authorized, executed and delivered by the Company and shall be valid and binding obligations of the Company enforceable in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(u)     the Company intends to use the proceeds of the Offering for the development of the Jacobina property and for working capital purposes;

(v)     the attributes of the Offered Securities will conform in all material respects with the description thereof to be described in the Final Prospectus;

(w)     other than as contemplated by the Offering, this agreement and the Warrant Indenture, the Company will not, for a period of 90 days from the Closing Date, issue or sell or agree to issue or sell (or announce any intention to do so) any equity or voting shares in the capital of the Company or financial instruments convertible or exchangeable into such shares, other than for purposes of (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plans of the Company; (ii) outstanding warrants; (iii) obligations in respect of existing mineral property agreements; and (iv) the issuance of securities in connection with arm's length property or share acquisitions, without the prior consent of Sprott Securities Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld;

(x)     the Company will use its best efforts to obtain the necessary regulatory consents from the Exchange to the sale of the Offered Securities hereunder on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

(y)     the Company will use its best efforts to arrange for the listing on the Exchange of the Common Shares, the Warrants and Warrant Shares and the posting for trading on the Exchange of the Common Shares and the Warrants effective as of the Closing Date;

(z)     Equity Transfer Services Inc., at its principal transfer office in the city of Toronto, Ontario, has been duly appointed the registrar and transfer agent in Canada for the common shares of the Company and at the Time of Closing will be appointed the warrant agent in respect of the Warrants; and

(aa)     except as set out in the Company's Information Record, none of the directors, officers or employees of the Company, any known holder of more than ten per cent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company or the Material Subsidiaries;

(bb)     other than the Underwriters pursuant to this agreement, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

(cc)     none of the Company or the Material Subsidiaries have any loans or other indebtedness outstanding which has been made to any of their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with them;

(dd)     the assets of the Company and the Material Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and none of the Company or the subsidiaries has failed to promptly give any notice or present any material claim thereunder;

4.1.2     Prospectus Matters

(a)     the Company will have filed the Preliminary Prospectus in the Qualifying Provinces in accordance with NP 43-201 and obtained a preliminary expedited receipt document from the Ontario Securities Commission in respect of each Qualifying Province dated the date of filing, by the close of business on the first business day immediately following the day of filing;

(b)     the Company will, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, use all reasonable efforts to file the Final Prospectus pursuant to NP 43-201 and to obtain a final expedited review receipt document from the Ontario Securities Commission in respect of each Qualifying Province and if any Securities Commission in a Qualifying Province opts out of the expedited review system, a final receipt (or a decision document equivalent thereof) from any such Securities Commission, and shall have taken all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution pursuant to the Final Prospectus in each of the Qualifying Provinces before close of business on November 12, 2003 (or such other date as may be agreed to in writing by the Company and the Underwriters);

(c)     the Company will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material as they may reasonably request for the purposes contemplated hereunder and contemplated by the Applicable Securities Laws in the Qualifying Provinces and such delivery shall constitute the consent of the Company to their use of such documents in connection with the distribution or the distribution to the public of the Offered Securities, subject to the provisions of the Applicable Securities Laws in the Qualifying Provinces and the provisions of this agreement;

(d)     all the information and statements to be contained in the Offering Documents shall, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Material Subsidiaries, on a consolidated basis, and the Offered Securities (provided that this representation is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(e)     at the time of filing and qualification thereof, no Offering Document will contain a misrepresentation (provided that this representation is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(f)     the Offering Documents shall contain the disclosure required by and conform to all requirements of the Applicable Securities Laws;

(g)     during and prior to completion of the primary distribution of the Offered Securities, the Company will take or cause to be taken all steps and proceedings (including the filing of, and obtaining the issuance of a final receipt (or a decision document equivalent thereof) for, the Final Prospectus) that may be required under the Applicable Securities Laws to qualify the Offered Securities for sale to the public in the Qualifying Provinces through registrants registered under the Applicable Securities Laws of the Qualifying Provinces who have complied with the relevant provisions thereof.

4.1.3     Due Diligence Matters

(a)     prior to the filing of the Preliminary Prospectus, Final Prospectus and any Supplementary Material, the Company will allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and shall allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any applicable Supplementary Material;

(b)     the Company will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Offered Securities, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact or any other change in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Company and the Material Subsidiaries, on a consolidated basis, or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in a misrepresentation in the Final Prospectus or any Supplementary Material, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with any of the Applicable Securities Laws;

(c)     the Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding paragraph and the Company shall, to the satisfaction of the Underwriters, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions a new or amended Final Prospectus or Supplementary Material, as the case may be, or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the issuance and distribution of the Offered Securities and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Final Prospectus or Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall not be unreasonably withheld or delayed; provided that the Company will not be required to file a registration statement or otherwise register or qualify the Offered Securities for distribution outside Canada;

(d)     the Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs; and

(e)     the minute books of the Company and each of the Material Subsidiaries provided to counsel to the Underwriters contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) and are complete, in all material respects.

4.1.4     Mining and Environmental Matters

(a)     the Company and each of the Material Subsidiaries are in compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the "Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("Hazardous Substances");

(b)     except for the License of Operation in connection with the proposed mine recommencement as described in the Feasibility Report, the Company and the Material Subsidiaries have, collectively, obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on or proposed to be Commenced by the Company and the Material Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor any of the Material Subsidiaries is in material default or breach of any Environmental Permit and, to the best of the knowledge of the Company, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(c)     neither the Company nor any of the Material Subsidiaries has used, except in compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(d)     neither the Company nor any of the Material Subsidiaries (including, if applicable, any predecessor companies) has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law, and neither the Company nor any of the Material Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or any of its Material Subsidiaries, nor has the Company or any of its Material Subsidiaries received notice of any of the same;

(e)     except as ordinarily or customarily required by applicable permits, neither the Company nor any the Material Subsidiaries has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. Neither the Company nor any of the Material Subsidiaries has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(f)     the Company and the Material Subsidiaries, taken as a whole, owns, controls or has legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the material mineral exploration and/or mining activities as currently being undertaken and has obtained or, upon performance of all conditions precedent will be able to obtain such rights, titles and interests as may be required to implement its plans on its properties and the Material Subsidiaries taken as a whole and is not in material default of such rights, titles and interests;

(g)     all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Company in order to maintain the Company's interest therein, if any, have been performed to date and the Company and the Material Subsidiaries have complied in all material respects with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and mining rights that the Company or any of the Material Subsidiaries intends to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect. All such mining claims and mining rights are in good standing in all material respects as of the date of this agreement;

(h)     to the Company's knowledge, all mining operations on the properties of the Company and the Material Subsidiaries have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with; and

(i)     there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any of its subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course.

4.1.5     Employment Matters

(a)     each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws;

(b)     all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Material Subsidiaries; and

(c)     there has not been and there is not currently any labour trouble which is adversely affecting or could adversely affect, in a material manner, the carrying on of any of the businesses of the Company or the Material Subsidiaries.

5.     Conditions to Purchase Obligation

5.1      The following are conditions of the Underwriters' obligations to close the purchase of the Offered Securities from the Company as contemplated hereby, which conditions the Company covenants to exercise its reasonable best efforts to have fulfilled on or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Underwriters on their own behalf and on behalf of the Purchasers:

(a)     the Company will have made and/or obtained the necessary filings, approvals, consents and acceptances to or from, as the case may be, the Securities Commissions and the Exchange required to be made or obtained by the Company in connection with the Offering, on terms which are acceptable to the Company and the Underwriters, acting reasonably, prior to the Closing Date7 it being understood that the Underwriters will do all that is reasonably required to assist the Company to fulfil this condition;

(b)     the Company shall have delivered to the Underwriters within 24 hours of the filing of the Preliminary Prospectus, or such later time as may be agreed upon by the Company and the Underwriters, in such Canadian cities as the Underwriters may reasonably request, the reasonable requirements of conformed commercial copies of the Preliminary Prospectus in the English and French languages;

(c)     the Company shall have delivered to the Underwriters within 24 hours of the filing of the Final Prospectus, or such later time as may be agreed upon by the Company and the Underwriters, in such Canadian cities as the Underwriters may reasonably request, the reasonable requirements of conformed commercial copies of the Final Prospectus in the English and French languages;

(d)     the Common Shares, Warrants and Warrant Shares will have been accepted for listing by the Exchange, subject to the usual conditions, and the Common Shares and Warrants will, at the opening of trading on the Exchange on the Closing Date, be posted for trading on the Exchange;

(e)     the Company's board of directors will have authorized and approved this agreement, the sale and issuance of the Offered Securities and all matters relating to the foregoing;

(f)     the Company will deliver a certificate of the Company and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and their counsel and dated the Closing Date, in form and content satisfactory to the Underwriters' counsel, acting reasonably, certifying that:

(i)     no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of such officers, threatened;

(ii)     to the knowledge of such officers, there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Material Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed;

(iii)     since the date hereof, no material change relating to the Company and the Material Subsidiaries, on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(iv)     the representations and warranties of the Company contained in this agreement are true and correct at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing after giving effect to the transactions contemplated hereby; and

(v)     the Company has complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Underwriters, at or prior to the Time of Closing;

(g)     the Company will have caused a favourable legal opinion to be delivered by its Canadian counsel addressed to the Underwriters and the Underwriters' counsel, acceptable in all reasonable respects to the Underwriters' counsel, including in respect of those matters identified in Schedule "B" hereto. In giving such opinions, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact not within their knowledge to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(h)     the Company will have caused a favourable legal opinion to be delivered by Quebec counsel addressed to the Underwriters and the Underwriters' counsel, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to compliance with the laws of the Province of Quebec relating to the use of the French language in connection with the distribution of the Offered Securities in the Province of Quebec;

(i)     the Company will have caused a favourable legal opinion to be delivered by local counsel in the jurisdiction of incorporation of each of the Material Subsidiaries addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, and with respect to the following matters:

(A)     the due incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation;

(B)     as to the holder of the issued and outstanding shares of each Material Subsidiary; and

(C)     that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(j)     the Company will have caused an updated title opinion to be delivered by local counsel in Brazil in form and substance satisfactory to the Underwriters, acting reasonably;

(k)     the Company shall have caused a favourable legal opinion to be delivered by United States counsel, in form and substance satisfactory to the Underwriters, to the Underwriters to the effect that no registration of the Offered Securities under the United States Securities Act of 1933, as amended, is required for the initial resale of the Offered Securities in the United States by the Underwriters through their U.S. broker-dealer affiliates as contemplated hereunder;

(1)     the Company will have caused McGovern, Hurley, Cunningham, LLP to deliver an update of its letter referred to in paragraph 6(c) below; and

(m)     the Company will cause its registrar and transfer agent to deliver a certificate as to the issued and outstanding common shares of the Company.

6.     Additional Documents Upon Filing of Final Prospectus

6.1      The Company shall cause to be delivered to the Underwriters concurrently with the filing of the Final Prospectus and any Supplementary Material:

(a)     a comfort letter dated the date thereof from the auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two business days prior to the date of such letter;

(b)     an opinion from local Quebec counsel to the Company, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, counsel to the Underwriters and the directors of the Company and dated the date thereof to the effect that the French language version thereof, except with respect to matters referred to in subsection (c) below is, in all material respects, a complete and proper translation of the English language version thereof; and

(c)     a letter from the auditors of the Company, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, counsel to the Underwriters and the directors of the Company and dated the date thereof confirming that the financial statements, management's discussion and analysis of financial conditions and results of operations and other documents incorporated by reference and translated by such firm contained in the French language version thereof is, in all material respects, a complete and proper translation of the English language version thereof.

7.     Closing

7.1      The Offering will be completed at the offices of the Company's counsel in Toronto at the Time of Closing or such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this agreement.

7.2     At the Time of Closing, the Company shall deliver to the Underwriters:

(a)     certificates representing the Common Shares and Warrants duly registered as the Underwriters may direct;

(b)     the requisite legal opinions and certificates as contemplated in section 5.1; and

(c)     such further documentation as may be contemplated herein or as counsel to the Underwriters or the Securities Commissions may reasonably require,

against payment of the aggregate purchase price for the Offered Securities, net of the Underwriting Fee, and expenses incurred up to the Closing Date by certified cheque payable to the Company. Any additional expenses of the Underwriters incurred in connection with the Offering not included in these expenses retained by the Underwriters shall be paid by the Company forthwith upon invoices being provided therefor.

7.3      All terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions in any material respect shall entitle the Underwriters to terminate their obligations to purchase the Offered Securities by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

8.     Termination of Purchase Obligation

8.1      Without limiting any of the other provisions of this agreement, any Underwriter will be entitled, at its option, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations under this agreement, to purchase the Offered Securities, by giving written notice to the Company at any time through to the Time of Closing if at any time prior to the Closing:

(a)     there shall have occurred any adverse material change or there shall be discovered any previously undisclosed adverse material fact in relation to the Company; or

(b)     there shall have occurred any change in the applicable securities laws of any province of Canada or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Company or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriters and not upon activities of the Company);

which, in the opinion of the Underwriters, prevents or restricts trading in or the distribution of the Common Shares, Warrants or Warrant Shares or adversely affects or might reasonably be expected to adversely affect the market price or value of the Common Shares, Warrants or Warrant Shares; or

(c)     if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence, catastrophe, war or act of terrorism of national or international consequence or any law or regulation which, in the reasonable opinion of the Underwriters, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its Material Subsidiaries, taken as a whole;

(d)     a cease trading order is made by any securities commission or other competent authority by reason of the fault of the Company or its respective directors, officers and agents and such cease trading order is not rescinded within 48 hours; or

(e)     if the Company fails to obtain the approval of the Exchange for the listing of the Common Shares, the Warrants or the Warrant Shares,

the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of such Underwriter.

The Underwriters shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in this section; provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters' entitlement to exercise this right at any time through to the Time of Closing.

The Underwriters' rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or noncompliance by the Company in respect of any of the matters contemplated by this agreement.

8.2      If the obligations of an Underwriter are terminated under this agreement pursuant to the termination rights provided for in section 8.1, the Company's liabilities to such Underwriter shall be limited to the Company's obligations under the indemnity, contribution and expense provisions of this agreement.

9.     Indemnity

9.1      The Company covenants and agrees to indemnify and save harmless each of the Underwriters and their respective directors, officers, employees, shareholders and agents (collectively, "Underwriters' Personnel"), against all losses (other than loss of profits), claims, damages, liabilities, costs or expenses, whether joint or several, caused or incurred by reason of or in connection with the transactions contemplated hereby including, without limitation, the following:

(a)     any information or statement (except any information or statement relating solely to the Underwriters) contained in the Preliminary Prospectus, Final Prospectus, any Supplementary Material, or documents incorporated by reference therein, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b)     the omission or alleged omission to state in any certificate of the Company or of any officers of the Company delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriters) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)     any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation relating solely to the Underwriters) in the Preliminary Prospectus, Final Prospectus, any Supplementary Material, or documents incorporated by reference therein (except any document or material delivered or filed solely by the Underwriters) based upon any failure or alleged failure to comply with Canadian or United States securities laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares, the Warrants, the Warrant Shares or any of them in the provinces of Canada;

(d)     the non-compliance or alleged non-compliance by the Company with any requirement of applicable securities laws, including the Company's non-compliance with any statutory requirement to make any document available for inspection; or

(e)     any breach of any representation, warranty or covenant of the Company contained in this agreement to be entered into in connection with the Offering or the failure of the Company to comply with any of its obligations thereunder, and will reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

The Company shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Underwriters' Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Underwriters of the Underwriters' Personnel from all liability arising out of such claim, action, suit or proceeding.

Notwithstanding the foregoing, an indemnifying party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

If any matter or thing contemplated by this paragraph shall be asserted against any person in respect of which indemnification is or might reasonably be considered to be provided, such person (the "Indemnified Party") will notify the Company as soon as possible and in any event on a timely basis, of the nature of such claim and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other.

In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Company and the Indemnified Party mutually agree to retain such other counsel or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Company, on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

9.2      To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of section 9.1 in trust for and on behalf of such Indemnified Party.

10.     Contribution

10.1     The Company hereby waives all rights which it may have by statute or common law to recover contribution from the Underwriters in respect of losses, claims, costs, damages, expenses or liabilities which any of them may suffer or incur directly or indirectly (in this paragraph, "losses") by reason of or in consequence of a document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by or relating solely to the Underwriters.

11.     Expenses

11.1     Whether or not the closing of the Offering occurs, all expenses incurred from time to time of or incidental to the sale, issue, distribution and qualification for distribution of the Offered Securities and to all matters in connection with the transactions herein set forth shall be borne by the Company including the fees (up to a maximum of $75,000) and disbursements of counsel to the Underwriters. To the extent that GST and/or PST is payable upon any of such fees and expenses, the Company shall be solely responsible.

12.     Liability of Underwriters

12.1     The obligations of the Underwriters to purchase the Offered Securities in connection with the Offering at the Time of Closing shall be several (and not joint or joint and several) and shall be as to the following percentages of the Offered Securities to be purchased at that time:

Name of Underwriter     Liability

Sprott Securities Inc.     71.5%

Griffiths McBurney & Partners     16.5%

CIBC World Markets Inc.     12.0%

12.2     If any of the Underwriters fails to purchase its applicable percentage of the aggregate amount of the Offered Securities at the Time of Closing, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriters. Nothing in this paragraph shall oblige the Company to sell to the Underwriters less than all of the aggregate amount of the Offered Securities or shall relieve an Underwriter in default hereunder from liability to the Company.

13.     Action by Underwriters

13.1     All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to termination of purchase obligations, indemnification and contribution may be taken by Sprott Securities Inc. on behalf of itself and the other Underwriters and the execution of this agreement by the other Underwriters and by the Company shall constitute the Company's authority and obligation for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Securities to or to the order of, Sprott Securities Inc. Sprott Securities Inc. shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company.

14.     Survival of Warranties, Representations, Covenants and Agreements

14.1     All warranties, representations, covenants and agreements of the Company herein contained or contained in documents submitted or required to be submitted pursuant to this agreement shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect for the benefit of the Underwriters regardless of the closing of the sale of the Offered Securities and regardless of any investigation which may be carried on by the Underwriters or on their behalf until the Survival Limitation Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, indefinitely.

15.     General Contract Provisions

15.1     Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company:

Desert Sun Mining Corp.
65 Queen Street West
Suite 810
Toronto, Ontario
M5H 2A5

Attention: Stan Bharti
Telecopier Number: (416) 861-8165

with a copy to:

Cassels Brock & Blackwell LLP
Scotia Plaza
Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Attention: John Vettese
Telecopier Number: (416) 350-6930

or if to the Underwriters:

Sprott Securities Inc.
Suite 3450, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2J2

Attention: Jeff Kennedy
Telecopier Number: (416) 943-6496

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

15.2     This agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Company with respect to their respective rights and obligations in respect of the Offering, including the offer letter between Sprott Securities Inc. and the Company dated October 30, 2003.

15.3     Time shall be of the essence for all provisions of this agreement.

15.4     This agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

SPROTT SECURITIES INC.

Per:     "Darren Wallace"

Authorized Signing Officer

GRIFFITHS McBURNEY & PARTNERS

Per:     "Mark Wellings "

Authorized Signing Officer

CISC WORLD MARKETS INC.

Per:     "David A. Scott"

Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this agreement.

DESERT SUN MINING CORP.

Per:     "Stan Bharti"______

Authorized Signing Officer

SCHEDULE "A"

DESERT SUN MINING CORP.

Terms and Conditions

Offering of Units

This is Schedule "A" to the Underwriting Agreement dated as of November 3, 2003 between Desert Sun Mining Corp., Sprott Securities Inc., Griffiths McBurney & Partners and CIBC World Markets Inc.

Offer:

Issue and sale of 8,823,530 Units to be marketed on a bought deal basis. Each Unit will consist of one common share in the capital of the Company (a "Common Share") and one-half of one common share purchase warrant.

Offer price:	$1.70 per Unit (the "Offering Price").
Size of Offering	$15 million (subject to over-allotments).
Over-Allotment Option:	An Over-Allotment Option entitling the Underwriters to purchase up to an additional 2,941,177 Units at a price per Unit equal to the Offering Price at any time up until the Closing.
Prospectus:

The Company will file a preliminary short-form prospectus for the purpose of qualifying the Units no later than 2:00 p.m. on November 3, 2003 in each of the provinces of Canada (the "Provinces") and obtain a preliminary decision document therefor from the applicable principal regulator (the "Principal Regulator"). The Company will file a final short-form prospectus in each of the Provinces and obtain a final decision document therefor from the Principal Regulator no later than 5:00 p.m. on November 12, 2003.

Description of Warrants:

Each whole common share purchase warrant (a "Warrant") will entitle the holder thereof to purchase one Common Share at a price of $2.50 until 5:00 p.m. (Toronto time) on the date which is five years following the Closing (as hereinafter defined).

Offering Jurisdictions:	All provinces of Canada and, if available, the United States (pursuant to Rule 144A or in such other manner as to not require registration under the United States Securities Act of 1933, as amended).
Listing:

The Company will make application to list the Common Shares forming part of the Units, the Common Shares issuable upon the exercise of the Warrants and the Warrants themselves on The Toronto Stock Exchange for trading on Closing.

Closing Date:	On or about November 20, 2003 or such other date as the parties may agree (the “Closing”).
Underwriters' Fee:	6.5% of the gross proceeds of the Offering.
Underwriters:	Sprott Securities Inc. 71.5% Griffiths McBurney & Partners 16.5% CIBC World Markets 12.0%

SCHEDULE "B"

OPINION OF THE COMPANY'S COUNSEL

This is Schedule "B" to the Underwriting Agreement dated as of November 3, 2003 between Desert Sun Mining Corp., Sprott Securities Inc., Griffiths McBurney & Partners and CIBC World Markets Inc.

The opinion of the Company's counsel shall, inter alia, contain opinions with respect to the following matters:

(a)     the Company has been duly continued and is validly existing under its jurisdiction of subsistence and has the corporate capacity and power to own its property and to carry on its business as presently carried on;

(b)     the authorized and issued capital of the Company;

(c)     the Company has the corporate capacity and power to execute and deliver this agreement and to perform its obligations hereunder;

(d)     the Common Shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable;

(e)     the Warrants have been duly authorized, created and validly issued;

(f)     the Warrant Shares have been duly authorized and, when issued upon the due exercise of the Warrants, will be outstanding as fully paid and non-assessable;

(g)     all necessary corporate action has been taken by the Company to authorize: (i) the allotment, issuance and sale of the Common Shares; (ii) the creation, issuance and sale of the Warrants; (iii) the allotment of the Warrant Shares; (iv) the grant of the Option; and (v) the issuance and sale of the Units of the Company upon exercise of the Option, provided that the Company shall have received payment of the required consideration therefor;

(h)     each of this agreement and the Warrant Indenture has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms;

(i)      Equity Transfer Services Inc. has been duly appointed the transfer agent and registrar for the Company's common shares and the warrant agent for the Warrants;

(j)     the Exchange has accepted notice of the issuance of the Common Shares, the Warrants and the Warrant Shares and have conditionally approved the listing of the Common Shares, the Warrants and the Warrant Shares subject to usual conditions;

(k)     the execution, delivery and performance of this agreement and the Warrant Indenture and the consummation by the Company of the transactions contemplated in this agreement, the Warrant Indenture and the Final Prospectus and compliance by the Company with its obligations under this agreement and the Warrant Indenture do not and will not conflict with and do not and will not result in a breach of, and do not and will not create a state of facts which after notice or lapse of time or both will result in a breach of any of the terms, conditions or provisions of the constating documents of the Company, or any resolution passed or consented to by the directors or shareholders of the Company or any of the laws of Ontario or the federal laws of Canada applicable therein;

(l)     all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Provinces to qualify the distribution and sale of the Offered Securities and to permit the offering of the Offered Securities in such provinces pursuant to the Final Prospectus through investment dealers or brokers registered in such provinces who have complied with the relevant provisions of the securities legislation of such jurisdictions and upon payment in full for such Offered Securities, the Offered Securities will be validly issued as fully paid and non-assessable securities of the Company;

(m)     the issue, sale and delivery by the Company of the Warrant Shares is exempt from the prospectus and registration requirements of Applicable Securities Laws;

(n)      the first trade of the Warrant Shares following their issue, sale and delivery by the Company is not subject to the prospectus requirements of Applicable Securities Laws;

(o)     all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of Ontario to qualify the distribution of the Option;

(p)     as to the reporting issuer status of the Company in each of the Qualifying Provinces;

(q)     the forms of the certificates representing the Common Shares and the Warrants have been approved by the board of directors of the Company and comply with the requirements of the Exchange; and

(r)     opinions with respect to eligibility for investment under the statutes referred to in the Final Prospectus.

SCHEDULE "C"

TERMS FOR OFFERING TO U.S. PURCHASERS

This is Schedule "C" to the Underwriting Agreement dated as of November 3, 2003 between Desert Sun Mining Corp., Sprott Securities Inc., Griffiths McBurney & Partners and CISC World Markets Inc.

As used in this Schedule "C" and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "C" is annexed and the following terms shall have the meanings indicated:

(a)     "Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(b)     "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by resident of the Unites States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)     "General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(d)     "Institutional Accredited Investor" means those institutional "accredited investors" specified in Rule 501(a)(l),(2),(3), (7) and (8) of Regulation D;

(e)     "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)     "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)     "SEC" means the United States Securities and Exchange Commission;

(h)     "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(1)     "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(i)     "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(j)     "U.S. Person" means a U.S. person as that term is defined in Regulation S; and

(k)     "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Representations. Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Company that:

1.      It has not offered and sold, and will not offer and sell, any Offered Securities forming part of its allotment described in section 12.1 of the Underwriting Agreement except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 10 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Securities.

2.      It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the provisions of this Schedule "C" applicable to such Underwriter as if such provisions applied to such selling group member.

3.      All offers and sales of Offered Securities in the United States shall be made through Sprott Securities (USA) Inc., the U.S. broker-dealer affiliate of Sprott Securities Inc. (the "U.S. Underwriter") in compliance with all applicable U.S. broker-dealer requirements.

4.      In connection with offers and sales of Offered Securities in the United States or to U.S. Persons no form of General Solicitation or General Advertising shall be used.

5.      Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6.      Each offeree in the United States shall be provided, prior to time of purchase of any Offered Securities, with a copy of the U.S. private placement offering memorandum (the "U.S. Placement Memorandum") attached to a copy of the Final Prospectus and no other written material will be used in connection with the offer or sale of the Offered Securities in the United States.

7.      Immediately prior to transmitting the U.S. Placement Memorandum, the Underwriter had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor.

8.     Prior to any sale of Offered Securities in the United States, it shall cause each U.S. purchaser thereof to execute a Purchaser's Letter in the form attached hereto as Appendix I..

9.     At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Offered Securities in the United States.

10.     At closing, each U.S. broker-dealer who sold any Offered Securities together with their Canadian affiliate will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Offered Securities in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.      The Company is a Foreign Issuer within the meaning of Regulation S with no Substantial U.S. Market Interest in the Offered Securities of the Company.

2.     The Company is not, and as a result of the sale of the Offered Securities contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3.     Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration under Section 4(2) of the U.S. Securities Act, neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4.     Neither it nor any of its affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to this Agreement.

5.     None of the Company, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities in the United States.

6.     Except with respect to the offer and sale of the Offered Securities offered hereby, neither the Company nor any person acting on behalf of the Company has, within six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of the Company's securities of the same or similar class to that of the Offered Securities.

APPENDIX I TO SCHEDULE "C"

FORM OF U.S. PURCHASER'S LETTER

     , 2003

U.S. Purchaser's Letter

Sprott Securities (U.S.A.) Limited

c/o Sprott Securities Inc.

Suite 3450, South Tower

Royal Bank Plaza

200 Bay Street

Toronto, Ontario M5J 2J2

Re:     Purchase of Units of Desert Sun Mining Corp.

Ladies and Gentlemen:

In connection with its agreement to purchase units ("Units") of Desert Sun Mining Corp. (the "Company"), wherein each Unit consists of one common share in the capital of the Company ("Common Share") and one-half of a Common Share purchase warrant ("Warrant"), the undersigned represents, warrants and covenants to you as follows:

(a)     it is authorized to consummate the purchase of the Units;

(b)     it understands that the Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable state securities laws and that the offer and sale of Units to it is being made in reliance on an exemption to institutional "accredited investors" (as such term is defined on Annex A hereto, "Institutional Accredited Investors");

(c)     it has received a copy, for its information only, of the Canadian Final Short Form Prospectus dated November [•], 2003, together with a U.S. placement memorandum, relating to the offering in the United States of the Units and it has had access to such additional information, if any, concerning the Company as it has considered necessary in connection with its investment decision to acquire the Units;

(d)     it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Units and is able to bear the economic risks of such investment;

(e)     it is an Institutional Accredited Investor or, if the Units are to be purchased for one or more accounts ("investor accounts") for which it is acting as a fiduciary or agent, each such investor account is an Institutional Accredited Investor on a like basis;

(f)     it is acquiring the Units for its own account or for one or more investor accounts for which it is acting as fiduciary or agent, in each case for investment, and not with a view to any resale, distribution or other disposition of the Units, Warrants or Warrant Shares issuable upon exercise of such Warrants in violation of United States securities laws or applicable state securities laws. It is purchasing Units having an aggregate purchase price of at least CDN$ 100,000 for its own account or for one or more accounts as to which it exercises sole investment discretion and each such account is purchasing Units having such an aggregate purchase price;

(g)     it acknowledges that it has not purchased the Units as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h)     it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants, such Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants may be offered, sold or otherwise transferred, directly or indirectly, only, (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (iii) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (iv) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and has therefore furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect;

(i)     it understands and acknowledges that upon the original issuance of the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY [FOR WARRANTS INCLUDE "AND THE SECURITIES ISSUED UPON EXERCISE OF THE WARRANTS"] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO DESERT SUN MINING CORP. (THE "COMPANY"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S.

SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided, that if securities are being sold under paragraph (h)(ii) above, and provided that the Company is a "Foreign Issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Equity Transfer Services Inc., as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Company may prescribe from time to time); and provided further, that, if any such securities are being sold under paragraph (h)(iii) above, the legend may be removed by delivery to Equity Transfer Services Inc. and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(j)     it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants in order to implement the restrictions on transfer set forth and described herein;

(k)     it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(1)     it understands and acknowledges that the Company is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act;

(m)     if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities; and

(n)     it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Company, the Underwriters and the U.S. Underwriter in determining its eligibility to purchase the Units.

The undersigned understands and acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Units. By this letter the undersigned and the U.S. Underwriter represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Units and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Units.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

SUBSCRIPTION PARTICULARS

BOX A:

Particulars of Purchase of Units
Number of Units Subscribed For:
Total subscription price payable: (Cdn. $ 1.70 x number of Units):

BOX B:

Purchaser Information
Name of Purchaser:
Street Address:
Street Address (2):
City and Province:
Postal Code:
Contact Name:
Alternate Contact:
Phone No.:
Fax No:

BOX C:

Registration Information Registration of the certificates representing the Units should be made exactly as follows (if space is insufficient, attach a list):
Name of Purchaser:
Street Address:
Street Address (2):
City and Province:
Postal Code:
Contact Name:
Alternate Contact:
Phone No.:
Fax No:

BOX D:

Delivery of Certificates The certificates representing the Units are to be delivered as follows (if different from the address(es) set forth in Box B above):
Name of Purchaser:
Street Address:
Street Address (2):
City and Province:
Postal Code:
Contact Name:
Alternate Contact:
Phone No.:
Fax No:

BOX E:

Beneficial Purchaser Information If the Purchaser is acting for a beneficial purchaser, the name and address of such beneficial purchaser is as follows:
Name of Purchaser:
Street Address:
Street Address (2):
City and Province:
Postal Code:
Contact Name:
Alternate Contact:
Phone No.:
Fax No:

SIGNATURE OF PURCHASER

Signature of Purchaser (on its own behalf and, if applicable, on behalf of each principal for whom it is contracting hereunder).

(Full Name of Purchaser - please print)

(Authorized Signature)

(Name and Official Capacity - please print)

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Accredited Investor" means any entity which comes within any of the following categories:

(1)     Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501 (a) of Regulation D);

(2)     Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3)     Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

(4)     Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment); or

(5)     Any entity in which all of the equity owners are accredited investors (as such term is defined in Rule 501 (a) of Regulation D under the U.S. Securities Act).

ANNEX B FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:     EQUITY TRANSFER SERVICES INC.

as registrar and transfer agent

for Common Shares and Warrants of

DESERT SUN MINING CORP.

c/o Equity Transfer Services Inc.

120 Adelaide Street West, Suite 420

Toronto, Ontario

M5H4C3 Canada

The undersigned (a) acknowledges that the sale of the securities of DESERT SUN MINING CORP.(the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:

     Name of Seller

     By:

     Name:

     Title:

APPENDIX II

TO SCHEDULE "C"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of units (the "Units") of Desert Sun Mining Corp. (the "Company"), with a U.S. institutional investor (the "U.S. Private Placee") pursuant to a U.S. Subscription Agreement dated as of November •, 2003, and pursuant to an underwriting agreement (the "Underwriting Agreement") dated November 3, 2003 among the Company and the underwriters named therein, the undersigned does hereby certify as follows:

(i)     each U.S. affiliate of the undersigned underwriter who offered or sold Units in the United States (a "U.S. Underwriter" and, along with U.S. affiliates of the other Underwriters who offered or sold Units in the United States, the "U.S. Underwriters") has executed this certificate and is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii)     all offers and sales of Units in the United States were made to a maximum of 50 institutional "accredited investors" (as defined below) by all U.S. Underwriters and have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii)     each offeree was provided with a copy of the U.S. private placement memorandum (the "U.S. Placement Memorandum"), including the Final Prospectus relating to the offering of the Units and a confidential U.S. covering memorandum for the offering of the Units in the United States and no other written material was used in connection with the offer and sale of the Units in the United States;

(iv)     immediately prior to transmitting the U.S. Placement Memorandum, including the Final Prospectus relating to the offering of the Units and a confidential U.S. covering memorandum for the offering of the Units in the United States to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional "accredited investor" as defined in Rule 501(a)(l),(2),(3),(7) and (8) of Regulation D (an "Institutional Accredited Investor") under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and, on the date hereof, we continue to believe that each U.S. Private Placee purchasing; Units from us is an Institutional Accredited Investor;

(v)     no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States or to U.S. persons;

(vi)     the offering of the Units in the United States has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(vii)     prior to any sale of Units in the United States we caused each U.S. Private Placee to execute a U.S. Subscription Agreement in the form of Appendix I to Schedule "C" to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _ day of _______, 2003.

[CANADIAN UNDERWRITER]     [U.S. AFFILIATE OF CANADIAN

UNDERWRITER]

By:          By:

Name:          Name:

Title:          Title:

SCHEDULE "D"

OUTSTANDING CONVERTIBLE SECURITIES

This is Schedule "D" to the Underwriting Agreement dated as of November 3, 2003 between Desert Sun Mining Corp., Sprott Securities Inc., Griffiths McBurney & Partners and CIBC World Markets Inc

Convertible Securities of Desert Sun Mining Corp.

Desert Sun Mining Corp.	As of October 31,2003

Warrants	90,000@$0.28 (May 21/04) 1,500,000@$0.50 (Aug. 3/04) 2,325,533@$1.25 (Aug. 28/04) 2,272,728@$1.35 (July 23/05) NOTE (Broker Warrants): 227,273@$1.10 (July 23/05) 113,637@$1.35 (July 23/05)
Options

677,500@$0.38 (July 1 1/07)

132,000@$0.40 (Sept. 16/07)

132,000@$0.60(Sept. 16/07)

132,000@$0.80 (Sept. 16/07)

1,339,997 @$1.00 (Feb. 04/08)

225,000 @$1.00 (Apr. 23/08)

1 00,000 @$ 1.00 (July 2/08)

75,000 @$1. 10 (July 23/08)

50,000@$ 1.35 (July 25/08)

2,150,000@$1.62 (Sept. 22/08)

400,000®$ 1.65 (Oct. 21/08)

Fully Diluted	56,148,004

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2                    Tel: 416-861-0341      Fax: 416-861-8165

July 14, 2003

Commission des valeurs mobilières du Québec

800 Square Victoria, 22nd Floor

P.O. Box 246, Tour de la Bourse

Montréal, Québec

H4Z 1G3

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames:

RE: Project # 510020

We are hereby requesting that the Commission des valeurs mobilieres du Quebec be added as a recipient agency for Desert Sun (Project #510020).

Yours truly,

(Signed)

Stan Bharti, President

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 469405.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 484289.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 488169.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 495746.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 499160.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 505954.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 507075.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 507086.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 507297.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 508148.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 508828.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 470688.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 509006.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 509595.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 509882.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 514874.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 516842.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 517326.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 522514.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 524765.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 527378.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 532349.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 479565.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 534008.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 534436.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 535604.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 535617.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 538523.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 549646.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 555037.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 557103.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 470702.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 480676.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 481731.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 481964.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 482284.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 484136.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

July 15, 2003

Quebec Securities Commission

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

This is to confirm that Quebec Securities Commission has been added as a recipient agency to Project No. 484287.

If you have any questions please contact the undersigned.

Yours truly,

D & R FILING CORP.

Per: S. Dorey

August 18, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 507075.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 18, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 508828.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 18, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 532349.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 18, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 560638.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 470688.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 555416.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 556261.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 556262.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 558202.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 559028.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 481964.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 481964.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 481964.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 484287.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 484289.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 507086.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 507297.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 509595.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 516842.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

August 19, 2003

Saskatchewan Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Attention: Filings/Listings

Dear Sirs:

Re: Desert Sun Mining Corp.

Please be advised that you have been added as recipient agencies to Project No. 535617.

Yours truly,

D & R Filing Corp.

Shereen Dorey

/sd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29610

(Registrant)

Date: January 26, 2004       By /s/ Stan Bharti_______________________________

                                            Stan Bharti, President/CEO/Director